UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

TransMontaigne Inc.

(Exact name of registrant as specified in its charter)

Delaware	06-1052062
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1670 Broadway, Suite 3100, Denver, CO	80202
(Address of principal executive offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

COMMON STOCK, PAR	NEW YORK STOCK EXCHANGE
VALUE $0.01 PER SHARE

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.           Description of Registrant’s Securities To Be Registered.

General

                                The class of securities to be registered hereby is the common stock, $0.01 par value per share (the “Common Stock”), of TransMontaigne Inc.  The following is a description of the Common Stock, as well as the rights, preferences and restrictions of other authorized capital stock of TransMontaigne (the “preferred stock”) that may affect the rights of holders of Common Stock.

Common Stock

                                The Company is authorized to issue 150,000,000 shares of Common Stock, of which 43,479,554 shares were outstanding as of April 22, 2005.  Under our restated certificate of incorporation, as amended, the holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders.  After payment of any dividends due and owing to the holders of preferred stock, holders of Common Stock are entitled to receive dividends declared by the Board of Directors out of funds legally available for dividends.  In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock.  Holders of Common Stock have no preemptive, conversion, subscription or other rights.  There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.  Equiserve Trust Company is the Transfer Agent and Registrar for the Common Stock.

Preferred Stock

                                In accordance with our restated certificate of incorporation, as amended, our Board of Directors has the authority, without further action by the stockholders, to issue up to 2,000,000 shares of preferred stock.  Our Board of Directors may issue preferred stock in one or more series and may determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon the preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of the Common Stock.  The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation.  The issuance of preferred stock could also have the effect of decreasing the market price of the Common Stock and could delay, deter or prevent a change in control of our company.

                                We have issued and outstanding 61,313 shares of Series B Preferred Stock as of April 22, 2005.  The Series B Preferred Stock is convertible into Common Stock at an initial conversion price of $6.60 per common share, subject to adjustment.  Each holder of Series B Preferred Stock is entitled to a number of votes per share on each matter to be voted on by stockholders, other than the election of directors, equal to the number of shares of common stock (excluding fractions of a share) into which each share of Series B Preferred Stock is convertible as of the record date.

Section 203 of the Delaware General Corporation Law

                                TransMontaigne is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by officers or directors of the corporation and by certain employee stock plans, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A “business combination” generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock or who is an affiliate or associate of the corporation and, together with his affiliates and associates, has owned 15% or more of the corporation’s voting stock within three years.

Registration Rights

                                Pursuant to registration rights agreements between TransMontaigne and certain of our stockholders, if at any time we propose to register our common stock under the Securities Act for our own account or the account of any of our stockholders or both, the stockholders party to the registration rights agreements are entitled to notice of the registration and to include registrable shares in the offering, subject to certain limitations.  These stockholders are also entitled to demand registration of their shares under certain circumstances.  We are required to bear substantially all costs incurred in these registrations, other than underwriting discounts and commissions.

Item 2.           Exhibits.

Not Applicable.

SIGNATURES

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRANSMONTAIGNE INC.

Date: April 25, 2005	By:	/s/ Donald H. Anderson
Donald H. Anderson
Chief Executive Officer and President